Exhibit 99.2

Q2	Supplementary Financial Information Second Quarter 2020

BCE Investor Relations Thane Fotopoulos 514-870-4619 thane.fotopoulos@bell.ca

BCE (1) (2) (3)

Consolidated Operational Data

(In millions of Canadian dollars, except share amounts) (unaudited)	Q2 2020	Q2 2019	$ change	% change	YTD 2020	YTD 2019	$ change	% change

Operating revenues
Service	4,800	5,190	(390)	(7.5%)	9,818	10,190	(372)	(3.7%)
Product	554	699	(145)	(20.7%)	1,176	1,388	(212)	(15.3%)
Total operating revenues	5,354	5,889	(535)	(9.1%)	10,994	11,578	(584)	(5.0%)
Operating costs (A)	(2,959)	(3,259)	300	9.2%	(6,106)	(6,498)	392	6.0%
Post-employment benefit plans service cost	(64)	(58)	(6)	(10.3%)	(139)	(126)	(13)	(10.3%)
Adjusted EBITDA (4)	2,331	2,572	(241)	(9.4%)	4,749	4,954	(205)	(4.1%)

Adjusted EBITDA margin (4)	43.5%	43.7%		(0.2) pts	43.2%	42.8%		0.4 pts
Severance, acquisition and other costs	(22)	(39)	17	43.6%	(38)	(63)	25	39.7%
Depreciation	(869)	(879)	10	1.1%	(1,727)	(1,752)	25	1.4%
Amortization	(234)	(220)	(14)	(6.4%)	(464)	(437)	(27)	(6.2%)
Finance costs
Interest expense	(280)	(279)	(1)	(0.4%)	(557)	(560)	3	0.5%
Interest on post-employment benefit obligations	(11)	(15)	4	26.7%	(23)	(31)	8	25.8%
Impairment of assets	(449)	(1)	(448)	n.m.	(456)	(5)	(451)	n.m.
Other (expense) income	(80)	(54)	(26)	(48.1%)	(127)	51	(178)	n.m.
Income taxes	(96)	(275)	179	65.1%	(339)	(565)	226	40.0%
Net earnings from continuing operations	290	810	(520)	(64.2%)	1,018	1,592	(574)	(36.1%)
Net earnings from discontinued operations	4	7	(3)	(42.9%)	9	16	(7)	(43.8%)
Net earnings	294	817	(523)	(64.0%)	1,027	1,608	(581)	(36.1%)

Net earnings from continuing operations attributable to:
Common shareholders	233	754	(521)	(69.1%)	908	1,485	(577)	(38.9%)
Preferred shareholders	34	38	(4)	(10.5%)	72	76	(4)	(5.3%)
Non-controlling interest	23	18	5	27.8%	38	31	7	22.6%
Net earnings from continuing operations	290	810	(520)	(64.2%)	1,018	1,592	(574)	(36.1%)

Net earnings attributable to:
Common shareholders	237	761	(524)	(68.9%)	917	1,501	(584)	(38.9%)
Preferred shareholders	34	38	(4)	(10.5%)	72	76	(4)	(5.3%)
Non-controlling interest	23	18	5	27.8%	38	31	7	22.6%
Net earnings	294	817	(523)	(64.0%)	1,027	1,608	(581)	(36.1%)

Net earnings per common share - basic and diluted
Continuing operations	$0.26	$0.84	$(0.58)	(69.0%)	$1.00	$1.65	$(0.65)	(39.4%)
Discontinued operations	$-	$0.01	$(0.01)	(100.0%)	$0.01	$0.02	$(0.01)	(50.0%)
Net earnings per common share - basic and diluted	$0.26	$0.85	$(0.59)	(69.4%)	$1.01	$1.67	$(0.66)	(39.5%)

Dividends per common share	$0.8325	$0.7925	$0.04	5.0%	$1.6650	$1.5850	$0.08	5.0%

Weighted average number of common shares outstanding - basic (millions)	904.3	899.5			904.2	898.9
Weighted average number of common shares outstanding - diluted (millions)	904.4	900.3			904.4	899.4
Number of common shares outstanding (millions)	904.3	900.1			904.3	900.1

Adjusted net earnings and EPS
Net earnings attributable to common shareholders	237	761	(524)	(68.9%)	917	1,501	(584)	(38.9%)
Severance, acquisition and other costs	16	28	(12)	(42.9%)	28	46	(18)	(39.1%)
Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	7	(9)	16	n.m.	27	(82)	109	n.m.
Net (gains) losses on investments	(11)	53	(64)	n.m.	(21)	57	(78)	n.m.
Early debt redemption costs	-	13	(13)	(100.0%)	12	13	(1)	(7.7%)
Impairment of assets	328	1	327	n.m.	333	4	329	n.m.
Net earnings from discontinued operations	(4)	(7)	3	42.9%	(9)	(16)	7	43.8%

Adjusted net earnings (4)	573	840	(267)	(31.8%)	1,287	1,523	(236)	(15.5%)

Impact on net earnings per share	$0.37	$0.09	$0.28	n.m.	$0.42	$0.04	$0.38	n.m.

Adjusted EPS (4)	$0.63	$0.93	$(0.30)	(32.3%)	$1.42	$1.69	$(0.27)	(16.0%)

n.m. : not meaningful

(A) Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information - Second Quarter 2020 Page 2

BCE

Consolidated Operational Data - Historical Trend

(In millions of Canadian dollars, except share amounts) (unaudited)	YTD 2020	Q2 20	Q1 20	TOTAL 2019	Q4 19	Q3 19	Q2 19	Q1 19

Operating revenues
Service	9,818	4,800	5,018	20,566	5,235	5,141	5,190	5,000
Product	1,176	554	622	3,227	1,040	799	699	689
Total operating revenues	10,994	5,354	5,640	23,793	6,275	5,940	5,889	5,689
Operating costs (A)	(6,106)	(2,959)	(3,147)	(13,541)	(3,731)	(3,312)	(3,259)	(3,239)
Post-employment benefit plans service cost	(139)	(64)	(75)	(246)	(60)	(60)	(58)	(68)
Adjusted EBITDA	4,749	2,331	2,418	10,006	2,484	2,568	2,572	2,382
Adjusted EBITDA margin	43.2%	43.5%	42.9%	42.1%	39.6%	43.2%	43.7%	41.9%
Severance, acquisition and other costs	(38)	(22)	(16)	(114)	(28)	(23)	(39)	(24)
Depreciation	(1,727)	(869)	(858)	(3,458)	(854)	(852)	(879)	(873)
Amortization	(464)	(234)	(230)	(886)	(224)	(225)	(220)	(217)
Finance costs
Interest expense	(557)	(280)	(277)	(1,125)	(285)	(280)	(279)	(281)
Interest on post-employment benefit obligations	(23)	(11)	(12)	(63)	(16)	(16)	(15)	(16)
Impairment of assets	(456)	(449)	(7)	(102)	(96)	(1)	(1)	(4)
Other (expense) income	(127)	(80)	(47)	95	(18)	62	(54)	105
Income taxes	(339)	(96)	(243)	(1,129)	(245)	(319)	(275)	(290)
Net earnings from continuing operations	1,018	290	728	3,224	718	914	810	782
Net earnings from discontinued operations	9	4	5	29	5	8	7	9
Net earnings	1,027	294	733	3,253	723	922	817	791

Net earnings from continuing operations attributable to:
Common shareholders	908	233	675	3,011	667	859	754	731
Preferred shareholders	72	34	38	151	38	37	38	38
Non-controlling interest	38	23	15	62	13	18	18	13
Net earnings from continuing operations	1,018	290	728	3,224	718	914	810	782

Net earnings attributable to:
Common shareholders	917	237	680	3,040	672	867	761	740
Preferred shareholders	72	34	38	151	38	37	38	38
Non-controlling interest	38	23	15	62	13	18	18	13
Net earnings	1,027	294	733	3,253	723	922	817	791

Net earnings per common share - basic and diluted
Continuing operations	$1.00	$0.26	$0.74	$3.34	$0.73	$0.96	$0.84	$0.81
Discontinued operations	$0.01	$-	$0.01	$0.03	$0.01	$-	$0.01	$0.01
Net earnings per common share - basic and diluted	$1.01	$0.26	$0.75	$3.37	$0.74	$0.96	$0.85	$0.82

Dividends per common share	$1.6650	$0.8325	$0.8325	$3.1700	$0.7925	$0.7925	$0.7925	$0.7925

Weighted average number of common shares outstanding - basic (millions)	904.2	904.3	904.1	900.8	903.8	901.4	899.5	898.4
Weighted average number of common shares outstanding - diluted (millions)	904.4	904.4	904.5	901.4	904.8	902.2	900.3	898.7
Number of common shares outstanding (millions)	904.3	904.3	904.3	903.9	903.9	903.7	900.1	898.8

Adjusted net earnings and EPS
Net earnings attributable to common shareholders	917	237	680	3,040	672	867	761	740
Severance, acquisition and other costs	28	16	12	83	20	17	28	18

Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	27	7	20	(101)	45	(64)	(9)	(73)
Net (gains) losses on investments	(21)	(11)	(10)	39	(18)	-	53	4
Early debt redemption costs	12	-	12	13	-	-	13	-
Impairment of assets	333	328	5	74	70	-	1	3
Net earnings from discontinued operations	(9)	(4)	(5)	(29)	(5)	(8)	(7)	(9)
Adjusted net earnings	1,287	573	714	3,119	784	812	840	683
Impact on net earnings per share	$0.42	$0.37	$0.05	$0.12	$0.13	$(0.05)	$0.09	$(0.05)
Adjusted EPS	$1.42	$0.63	$0.79	$3.46	$0.86	$0.91	$0.93	$0.76

(A) Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information - Second Quarter 2020 Page 3

BCE (1) (2) (3)

Segmented Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2020	Q2 2019	$ change	% change	YTD 2020	YTD 2019	$ change	% change

Operating revenues
Bell Wireless	1,922	2,160	(238)	(11.0%)	3,957	4,237	(280)	(6.6%)
Bell Wireline	3,043	3,073	(30)	(1.0%)	6,079	6,125	(46)	(0.8%)
Bell Media	579	842	(263)	(31.2%)	1,331	1,587	(256)	(16.1%)
Inter-segment eliminations	(190)	(186)	(4)	(2.2%)	(373)	(371)	(2)	(0.5%)
Total	5,354	5,889	(535)	(9.1%)	10,994	11,578	(584)	(5.0%)

Operating costs
Bell Wireless	(1,043)	(1,192)	149	12.5%	(2,150)	(2,377)	227	9.5%
Bell Wireline	(1,764)	(1,723)	(41)	(2.4%)	(3,465)	(3,450)	(15)	(0.4%)
Bell Media	(406)	(588)	182	31.0%	(1,003)	(1,168)	165	14.1%
Inter-segment eliminations	190	186	4	2.2%	373	371	2	0.5%
Total	(3,023)	(3,317)	294	8.9%	(6,245)	(6,624)	379	5.7%

Adjusted EBITDA
Bell Wireless	879	968	(89)	(9.2%)	1,807	1,860	(53)	(2.8%)
Margin	45.7%	44.8%		0.9 pts	45.7%	43.9%		1.8 pts
Bell Wireline	1,279	1,350	(71)	(5.3%)	2,614	2,675	(61)	(2.3%)
Margin	42.0%	43.9%		(1.9) pts	43.0%	43.7%		(0.7) pts
Bell Media	173	254	(81)	(31.9%)	328	419	(91)	(21.7%)
Margin	29.9%	30.2%		(0.3) pts	24.6%	26.4%		(1.8) pts
Total	2,331	2,572	(241)	(9.4%)	4,749	4,954	(205)	(4.1%)
Margin	43.5%	43.7%		(0.2) pts	43.2%	42.8%		0.4 pts

Capital expenditures
Bell Wireless	182	159	(23)	(14.5%)	312	307	(5)	(1.6%)
Capital intensity (5)	9.5%	7.4%		(2.1) pts	7.9%	7.2%		(0.7) pts
Bell Wireline	694	784	90	11.5%	1,316	1,459	143	9.8%
Capital intensity	22.8%	25.5%		2.7 pts	21.6%	23.8%		2.2 pts
Bell Media	24	24	-	-	49	49	-	-
Capital intensity	4.1%	2.9%		(1.2) pts	3.7%	3.1%		(0.6) pts
Total	900	967	67	6.9%	1,677	1,815	138	7.6%
Capital intensity	16.8%	16.4%		(0.4) pts	15.3%	15.7%		0.4 pts

BCE Supplementary Financial Information - Second Quarter 2020 Page 4

BCE

Segmented Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2020	Q2 20	Q1 20	TOTAL 2019	Q4 19	Q3 19	Q2 19	Q1 19

Operating revenues
Bell Wireless	3,957	1,922	2,035	9,001	2,454	2,310	2,160	2,077
Bell Wireline	6,079	3,043	3,036	12,317	3,135	3,057	3,073	3,052
Bell Media	1,331	579	752	3,217	879	751	842	745
Inter-segment eliminations	(373)	(190)	(183)	(742)	(193)	(178)	(186)	(185)
Total	10,994	5,354	5,640	23,793	6,275	5,940	5,889	5,689

Operating costs
Bell Wireless	(2,150)	(1,043)	(1,107)	(5,210)	(1,523)	(1,310)	(1,192)	(1,185)
Bell Wireline	(3,465)	(1,764)	(1,701)	(6,952)	(1,787)	(1,715)	(1,723)	(1,727)
Bell Media	(1,003)	(406)	(597)	(2,367)	(674)	(525)	(588)	(580)
Inter-segment eliminations	373	190	183	742	193	178	186	185
Total	(6,245)	(3,023)	(3,222)	(13,787)	(3,791)	(3,372)	(3,317)	(3,307)

Adjusted EBITDA
Bell Wireless	1,807	879	928	3,791	931	1,000	968	892
Margin	45.7%	45.7%	45.6%	42.1%	37.9%	43.3%	44.8%	42.9%
Bell Wireline	2,614	1,279	1,335	5,365	1,348	1,342	1,350	1,325
Margin	43.0%	42.0%	44.0%	43.6%	43.0%	43.9%	43.9%	43.4%
Bell Media	328	173	155	850	205	226	254	165
Margin	24.6%	29.9%	20.6%	26.4%	23.3%	30.1%	30.2%	22.1%
Total	4,749	2,331	2,418	10,006	2,484	2,568	2,572	2,382
Margin	43.2%	43.5%	42.9%	42.1%	39.6%	43.2%	43.7%	41.9%

Capital expenditures
Bell Wireless	312	182	130	671	203	161	159	148
Capital intensity	7.9%	9.5%	6.4%	7.5%	8.3%	7.0%	7.4%	7.1%
Bell Wireline	1,316	694	622	3,195	910	826	784	675
Capital intensity	21.6%	22.8%	20.5%	25.9%	29.0%	27.0%	25.5%	22.1%
Bell Media	49	24	25	108	37	22	24	25
Capital intensity	3.7%	4.1%	3.3%	3.4%	4.2%	2.9%	2.9%	3.4%
Total	1,677	900	777	3,974	1,150	1,009	967	848
Capital intensity	15.3%	16.8%	13.8%	16.7%	18.3%	17.0%	16.4%	14.9%

BCE Supplementary Financial Information - Second Quarter 2020 Page 5

Bell Wireless (1) (3)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2020	Q2 2019	% change		YTD 2020	YTD 2019	% change
Bell Wireless
Operating revenues
External service revenues	1,481	1,580	(6.3%	)	3,016	3,108	(3.0%	)
Inter-segment service revenues	12	12	-		24	24	-
Total operating service revenues	1,493	1,592	(6.2%	)	3,040	3,132	(2.9%	)
External product revenues	428	566	(24.4%	)	915	1,102	(17.0%	)
Inter-segment product revenues	1	2	(50.0%	)	2	3	(33.3%	)
Total operating product revenues	429	568	(24.5%	)	917	1,105	(17.0%	)
Total external revenues	1,909	2,146	(11.0%	)	3,931	4,210	(6.6%	)
Total operating revenues	1,922	2,160	(11.0%	)	3,957	4,237	(6.6%	)
Operating costs	(1,043)	(1,192)	12.5%		(2,150)	(2,377)	9.5%
Adjusted EBITDA	879	968	(9.2%	)	1,807	1,860	(2.8%	)
Adjusted EBITDA margin (Total operating revenues)	45.7%	44.8%	0.9 pts		45.7%	43.9%	1.8 pts

Capital expenditures	182	159	(14.5%	)	312	307	(1.6%	)
Capital intensity	9.5%	7.4%	(2.1) pts		7.9%	7.2%	(0.7) pts
Wireless subscriber gross activations (5)	372,710	517,650	(28.0%	)	779,129	927,951	(16.0%	)

Postpaid	243,166	375,094	(35.2%	)	525,578	695,652	(24.4%	)

Prepaid	129,544	142,556	(9.1%	)	253,551	232,299	9.1%
Wireless subscriber net activations	34,702	149,478	(76.8%	)	54,297	187,760	(71.1%	)

Postpaid	21,632	102,980	(79.0%	)	45,282	153,184	(70.4%	)

Prepaid	13,070	46,498	(71.9%	)	9,015	34,576	(73.9%	)
Wireless subscribers end of period (EOP)	10,012,259	9,630,313	4.0%		10,012,259	9,630,313	4.0%

Postpaid	9,205,222	8,911,169	3.3%		9,205,222	8,911,169	3.3%

Prepaid	807,037	719,144	12.2%		807,037	719,144	12.2%
Blended average billing per user (ABPU)($/month) (5) (A)	62.77	68.79	(8.8%	)	64.15	68.08	(5.8%	)
Churn (%) (average per month) (5)	1.13%	1.29%	0.16 pts		1.21%	1.30%	0.09 pts

Postpaid	0.82%	1.06%	0.24 pts		0.90%	1.06%	0.16 pts

Prepaid	4.63%	4.20%	(0.43) pts		4.83%	4.34%	(0.49) pts

(A)

In Q1 2020, we updated our definition of ABPU to include monthly billings related to device financing receivables owing from customers on contract. Consequently, we restated previously reported 2019 ABPU for comparability. See Note 5, Key performance indicators (KPIs), for the definition of ABPU.

BCE Supplementary Financial Information - Second Quarter 2020 Page 6

Bell Wireless - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2020	Q2 20	Q1 20	TOTAL 2019	Q4 19	Q3 19	Q2 19	Q1 19
Bell Wireless
Operating revenues
External service revenues	3,016	1,481	1,535	6,323	1,582	1,633	1,580	1,528
Inter-segment service revenues	24	12	12	49	12	13	12	12
Total operating service revenues	3,040	1,493	1,547	6,372	1,594	1,646	1,592	1,540
External product revenues	915	428	487	2,623	857	664	566	536
Inter-segment product revenues	2	1	1	6	3	-	2	1
Total operating product revenues	917	429	488	2,629	860	664	568	537
Total external revenues	3,931	1,909	2,022	8,946	2,439	2,297	2,146	2,064
Total operating revenues	3,957	1,922	2,035	9,001	2,454	2,310	2,160	2,077
Operating costs	(2,150)	(1,043)	(1,107)	(5,210)	(1,523)	(1,310)	(1,192)	(1,185)
Adjusted EBITDA	1,807	879	928	3,791	931	1,000	968	892
Adjusted EBITDA margin (Total operating revenues)	45.7%	45.7%	45.6%	42.1%	37.9%	43.3%	44.8%	42.9%

Capital expenditures	312	182	130	671	203	161	159	148
Capital intensity	7.9%	9.5%	6.4%	7.5%	8.3%	7.0%	7.4%	7.1%
Wireless subscriber gross activations	779,129	372,710	406,419	2,117,517	596,019	593,547	517,650	410,301

Postpaid	525,578	243,166	282,412	1,568,729	455,111	417,966	375,094	320,558

Prepaid	253,551	129,544	124,007	548,788	140,908	175,581	142,556	89,743
Wireless subscriber net activations (losses)	54,297	34,702	19,595	515,409	123,582	204,067	149,478	38,282

Postpaid	45,282	21,632	23,650	401,955	121,599	127,172	102,980	50,204

Prepaid	9,015	13,070	(4,055)	113,454	1,983	76,895	46,498	(11,922)
Wireless subscribers EOP	10,012,259	10,012,259	9,977,557	9,957,962	9,957,962	9,834,380	9,630,313	9,480,835

Postpaid	9,205,222	9,205,222	9,183,590	9,159,940	9,159,940	9,038,341	8,911,169	8,808,189

Prepaid	807,037	807,037	793,967	798,022	798,022	796,039	719,144	672,646
Blended ABPU ($/month)(A)	64.15	62.77	65.53	68.36	67.35	69.94	68.79	67.35
Churn (%)(average per month)	1.21%	1.13%	1.30%	1.39%	1.60%	1.34%	1.29%	1.31%

Postpaid	0.90%	0.82%	0.97%	1.13%	1.28%	1.12%	1.06%	1.07%

Prepaid	4.83%	4.63%	5.03%	4.44%	5.14%	3.89%	4.20%	4.49%

(A)

In Q1 2020, we updated our definition of ABPU to include monthly billings related to device financing receivables owing from customers on contract. Consequently, we restated previously reported 2019 ABPU for comparability. See Note 5, Key performance indicators (KPIs), for the definition of ABPU.

BCE Supplementary Financial Information - Second Quarter 2020 Page 7

Bell Wireline (1) (2) (3)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2020	Q2 2019	% change		YTD 2020	YTD 2019	% change
Bell Wireline
Operating revenues
Data	1,916	1,914	0.1%		3,807	3,780	0.7%
Voice	863	897	(3.8%	)	1,735	1,804	(3.8%	)
Other services	58	62	(6.5%	)	120	121	(0.8%	)
Total external service revenues	2,837	2,873	(1.3%	)	5,662	5,705	(0.8%	)
Inter-segment service revenues	80	67	19.4%		156	134	16.4%
Total operating service revenues	2,917	2,940	(0.8%	)	5,818	5,839	(0.4%	)
Data	113	123	(8.1%	)	236	265	(10.9%	)
Equipment and other	13	10	30.0%		25	21	19.0%
Total external product revenues	126	133	(5.3%	)	261	286	(8.7%	)
Inter-segment product revenues	-	-	-		-	-	-
Total operating product revenues	126	133	(5.3%	)	261	286	(8.7%	)
Total external revenues	2,963	3,006	(1.4%	)	5,923	5,991	(1.1%	)
Total operating revenues	3,043	3,073	(1.0%	)	6,079	6,125	(0.8%	)
Operating costs	(1,764)	(1,723)	(2.4%	)	(3,465)	(3,450)	(0.4%	)
Adjusted EBITDA	1,279	1,350	(5.3%	)	2,614	2,675	(2.3%	)
Adjusted EBITDA margin	42.0%	43.9%	(1.9) pts		43.0%	43.7%	(0.7) pts

Capital expenditures	694	784	11.5%		1,316	1,459	9.8%
Capital intensity	22.8%	25.5%	2.7 pts		21.6%	23.8%	2.2 pts
Retail high-speed Internet subscribers (5)
Retail net activations	19,023	19,414	(2.0%	)	41,618	42,085	(1.1%	)
Retail subscribers EOP	3,597,219	3,461,825	3.9%		3,597,219	3,461,825	3.9%
Retail TV subscribers (5)

Retail net subscriber (losses) activations	(15,544)	2,350	(761.4%	)	(34,099)	790	n.m.

Internet protocol television (IPTV)	(3,604)	16,775	(121.5%	)	(752)	37,691	(102.0%	)

Satellite	(11,940)	(14,425)	17.2%		(33,347)	(36,901)	9.6%

Total retail subscribers EOP	2,738,365	2,767,201	(1.0%	)	2,738,365	2,767,201	(1.0%	)

IPTV	1,766,430	1,713,397	3.1%		1,766,430	1,713,397	3.1%

Satellite	971,935	1,053,804	(7.8%	)	971,935	1,053,804	(7.8%	)
Retail residential network access services (NAS) (5)
Retail residential NAS lines net losses	(48,405)	(72,780)	33.5%		(110,000)	(139,559)	21.2%

Retail residential NAS lines	2,587,483	2,821,249	(8.3%	)	2,587,483	2,821,249	(8.3%	)

n.m. : not meaningful

BCE Supplementary Financial Information - Second Quarter 2020 Page 8

Bell Wireline - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2020	Q2 20	Q1 20	TOTAL 2019	Q4 19	Q3 19	Q2 19	Q1 19
Bell Wireline
Operating revenues
Data	3,807	1,916	1,891	7,617	1,925	1,912	1,914	1,866
Voice	1,735	863	872	3,564	879	881	897	907
Other services	120	58	62	251	69	61	62	59
Total external service revenues	5,662	2,837	2,825	11,432	2,873	2,854	2,873	2,832
Inter-segment service revenues	156	80	76	281	79	68	67	67
Total operating service revenues	5,818	2,917	2,901	11,713	2,952	2,922	2,940	2,899
Data	236	113	123	556	166	125	123	142
Equipment and other	25	13	12	48	17	10	10	11
Total external product revenues	261	126	135	604	183	135	133	153
Inter-segment product revenues	-	-	-	-	-	-	-	-
Total operating product revenues	261	126	135	604	183	135	133	153
Total external revenues	5,923	2,963	2,960	12,036	3,056	2,989	3,006	2,985
Total operating revenues	6,079	3,043	3,036	12,317	3,135	3,057	3,073	3,052
Operating costs	(3,465)	(1,764)	(1,701)	(6,952)	(1,787)	(1,715)	(1,723)	(1,727)
Adjusted EBITDA	2,614	1,279	1,335	5,365	1,348	1,342	1,350	1,325
Adjusted EBITDA margin	43.0%	42.0%	44.0%	43.6%	43.0%	43.9%	43.9%	43.4%

Capital expenditures	1,316	694	622	3,195	910	826	784	675
Capital intensity	21.6%	22.8%	20.5%	25.9%	29.0%	27.0%	25.5%	22.1%
Retail high-speed Internet subscribers
Retail net activations	41,618	19,023	22,595	135,861	35,639	58,137	19,414	22,671
Retail subscribers EOP	3,597,219	3,597,219	3,578,196	3,555,601	3,555,601	3,519,962	3,461,825	3,442,411
Retail TV subscribers
Retail net subscriber (losses) activations	(34,099)	(15,544)	(18,555)	6,053	421	4,842	2,350	(1,560)
IPTV	(752)	(3,604)	2,852	91,476	22,039	31,746	16,775	20,916
Satellite	(33,347)	(11,940)	(21,407)	(85,423)	(21,618)	(26,904)	(14,425)	(22,476)
Total retail subscribers EOP	2,738,365	2,738,365	2,753,909	2,772,464	2,772,464	2,772,043	2,767,201	2,764,851
IPTV	1,766,430	1,766,430	1,770,034	1,767,182	1,767,182	1,745,143	1,713,397	1,696,622
Satellite	971,935	971,935	983,875	1,005,282	1,005,282	1,026,900	1,053,804	1,068,229
Retail residential network access services (NAS)
Retail residential NAS lines net losses	(110,000)	(48,405)	(61,595)	(263,325)	(58,110)	(65,656)	(72,780)	(66,779)
Retail residential NAS lines	2,587,483	2,587,483	2,635,888	2,697,483	2,697,483	2,755,593	2,821,249	2,894,029

BCE Supplementary Financial Information - Second Quarter 2020 Page 9

BCE(2)

Net debt and other information

BCE - Net debt and preferred shares
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)
						June 30 2020	March 31 2020	December 31 2019

Debt due within one year						2,584	4,209	3,881
Long-term debt						25,024	25,513	22,415
50% of preferred shares						2,002	2,002	2,002
Cash and cash equivalents						(1,547)	(2,679)	(145)
Net debt (4)						28,063	29,045	28,153

Net debt leverage ratio (4)						2.86	2.89	2.81
Adjusted EBITDA /net interest expense ratio (4)						8.36	8.58	8.50

Cash flow information
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2	Q2			YTD	YTD
	2020	2019	$ change	% change	2020	2019	$ change	% change
Free cash flow (FCF) (4)
Cash flows from operating activities	2,562	2,093	469	22.4%	4,013	3,609	404	11.2%
Capital expenditures	(900)	(967)	67	6.9%	(1,677)	(1,815)	138	7.6%
Cash dividends paid on preferred shares	(33)	(37)	4	10.8%	(69)	(63)	(6)	(9.5%)
Cash dividends paid by subsidiaries to non-controlling interest	(12)	(12)	-	-	(26)	(39)	13	33.3%
Acquisition and other costs paid	11	21	(10)	(47.6%)	20	50	(30)	(60.0%)
Cash from discontinued operations (included in cash flows from operating activities)	(17)	(22)	5	22.7%	(39)	(47)	8	17.0%
FCF	1,611	1,076	535	49.7%	2,222	1,695	527	31.1%

Cash flow information - Historical trend
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1
	2020	2020	2020	2019	2019	2019	2019	2019

FCF
Cash flows from operating activities	4,013	2,562	1,451	7,958	2,091	2,258	2,093	1,516
Capital expenditures	(1,677)	(900)	(777)	(3,974)	(1,150)	(1,009)	(967)	(848)
Cash dividends paid on preferred shares	(69)	(33)	(36)	(147)	(37)	(47)	(37)	(26)
Cash dividends paid by subsidiaries to non-controlling interest	(26)	(12)	(14)	(65)	(14)	(12)	(12)	(27)
Acquisition and other costs paid	20	11	9	60	7	3	21	29
Cash from discontinued operations (included in cash flows from operating activities)	(39)	(17)	(22)	(94)	(23)	(24)	(22)	(25)
FCF	2,222	1,611	611	3,738	874	1,169	1,076	619

BCE Supplementary Financial Information - Second Quarter 2020 Page 10

BCE (2)

Consolidated Statements of Financial Position

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	June 30 2020	March 31 2020	December 31 2019
ASSETS
Current assets
Cash	1,297	943	141
Cash equivalents	250	1,736	4
Trade and other receivables	2,812	2,990	3,038
Inventory	445	487	427
Contract assets	921	1,037	1,111
Contract costs	399	416	415
Prepaid expenses	301	280	194
Other current assets	212	419	190
Assets held for sale	825	-	-
Total current assets	7,462	8,308	5,520
Non-current assets
Contract assets	328	452	533
Contract costs	341	363	368
Property, plant and equipment	26,840	27,432	27,636
Intangible assets	12,897	13,513	13,352
Deferred tax assets	123	90	98
Investments in associates and joint ventures	718	730	698
Other non-current assets	1,931	3,960	1,274
Goodwill	10,551	10,667	10,667
Total non-current assets	53,729	57,207	54,626
Total assets	61,191	65,515	60,146
LIABILITIES
Current liabilities
Trade payables and other liabilities	3,341	3,335	3,954
Contract liabilities	723	725	683
Interest payable	229	192	227
Dividends payable	766	767	729
Current tax liabilities	287	186	303
Debt due within one year	2,584	4,209	3,881
Liabilities held for sale	205	-	-
Total current liabilities	8,135	9,414	9,777
Non-current liabilities
Contract liabilities	216	211	207
Long-term debt	25,024	25,513	22,415
Deferred tax liabilities	3,765	4,444	3,561
Post-employment benefit obligations	1,980	1,603	1,907
Other non-current liabilities	934	906	871
Total non-current liabilities	31,919	32,677	28,961
Total liabilities	40,054	42,091	38,738

EQUITY
Equity attributable to BCE shareholders
Preferred shares	4,004	4,004	4,004
Common shares	20,386	20,386	20,363
Contributed surplus	1,155	1,156	1,178
Accumulated other comprehensive income	386	528	161
Deficit	(5,142)	(2,990)	(4,632)
Total equity attributable to BCE shareholders	20,789	23,084	21,074
Non-controlling interest	348	340	334
Total equity	21,137	23,424	21,408
Total liabilities and equity	61,191	65,515	60,146
Number of common shares outstanding (millions)	904.3	904.3	903.9

BCE Supplementary Financial Information - Second Quarter 2020 Page 11

BCE (2)

Consolidated Cash Flow Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2020	Q2 2019	$ change	YTD 2020	YTD 2019	$ change

Net earnings from continuing operations	290	810	(520)	1,018	1,592	(574)

Adjustments to reconcile net earnings from continuing operations to cash flows from operating activities
Severance, acquisition and other costs	22	39	(17)	38	63	(25)
Depreciation and amortization	1,103	1,099	4	2,191	2,189	2
Post-employment benefit plans cost	75	73	2	162	157	5
Net interest expense	275	271	4	545	547	(2)
Impairment of assets	449	1	448	456	5	451
Losses on investments	-	-	-	-	4	(4)
Income taxes	96	275	(179)	339	565	(226)
Contributions to post-employment benefit plans	(71)	(70)	(1)	(150)	(151)	1
Payments under other post-employment benefit plans	(12)	(19)	7	(29)	(37)	8
Severance and other costs paid	(13)	(33)	20	(48)	(99)	51
Interest paid	(240)	(269)	29	(556)	(534)	(22)
Income taxes paid (net of refunds)	6	(127)	133	(227)	(416)	189
Acquisition and other costs paid	(11)	(21)	10	(20)	(50)	30
Net change in operating assets and liabilities	576	42	534	255	(273)	528
Cash from discontinued operations	17	22	(5)	39	47	(8)
Cash flows from operating activities	2,562	2,093	469	4,013	3,609	404
Capital expenditures	(900)	(967)	67	(1,677)	(1,815)	138
Cash dividends paid on preferred shares	(33)	(37)	4	(69)	(63)	(6)
Cash dividends paid by subsidiaries to non-controlling interest	(12)	(12)	-	(26)	(39)	13
Acquisition and other costs paid	11	21	(10)	20	50	(30)
Cash from discontinued operations (included in cash flows from operating activities)	(17)	(22)	5	(39)	(47)	8
Free cash flow	1,611	1,076	535	2,222	1,695	527
Cash from discontinued operations (included in cash flows from operating activities)	17	22	(5)	39	47	(8)
Business acquisitions	(23)	(50)	27	(23)	(50)	27
Acquisition and other costs paid	(11)	(21)	10	(20)	(50)	30
Other investing activities	(13)	32	(45)	(19)	8	(27)
Cash used in discontinued operations (included in cash flows from investing activities)	(8)	(5)	(3)	(15)	(7)	(8)
(Decrease) increase in notes payable	(1,204)	277	(1,481)	(1,434)	844	(2,278)
(Decrease) increase in securitized trade receivables	(400)	-	(400)	-	31	(31)
Issue of long-term debt	1,975	1,405	570	5,256	1,405	3,851
Repayment of long-term debt	(2,221)	(1,597)	(624)	(2,930)	(1,800)	(1,130)
Issue of common shares	-	44	(44)	22	64	(42)
Purchase of shares for settlement of share-based payments	(75)	(10)	(65)	(169)	(86)	(83)
Cash dividends paid on common shares	(753)	(712)	(41)	(1,469)	(1,390)	(79)
Other financing activities	(25)	(33)	8	(55)	(39)	(16)
Cash used in discontinued operations (included in cash flows from financing activities)	(2)	(2)	-	(3)	(3)	-
	(2,743)	(650)	(2,093)	(820)	(1,026)	206
Net (decrease) increase in cash and cash equivalents	(1,132)	426	(1,558)	1,402	669	733
Cash and cash equivalents at beginning of period	2,679	668	2,011	145	425	(280)
Cash and cash equivalents at end of period	1,547	1,094	453	1,547	1,094	453

BCE Supplementary Financial Information - Second Quarter 2020 Page 12

BCE

Consolidated Cash Flow Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2020	Q2 20	Q1 20	TOTAL 2019	Q4 19	Q3 19	Q2 19	Q1 19

Net earnings from continuing operations	1,018	290	728	3,224	718	914	810	782
Adjustments to reconcile net earnings from continuing operations to cash flows from operating activities
Severance, acquisition and other costs	38	22	16	114	28	23	39	24
Depreciation and amortization	2,191	1,103	1,088	4,344	1,078	1,077	1,099	1,090
Post-employment benefit plans cost	162	75	87	309	76	76	73	84
Net interest expense	545	275	270	1,101	280	274	271	276
Impairment of assets	456	449	7	102	96	1	1	4
Losses on investments	-	-	-	(18)	(22)	-	-	4
Income taxes	339	96	243	1,129	245	319	275	290
Contributions to post-employment benefit plans	(150)	(71)	(79)	(290)	(77)	(62)	(70)	(81)
Payments under other post-employment benefit plans	(29)	(12)	(17)	(72)	(18)	(17)	(19)	(18)
Severance and other costs paid	(48)	(13)	(35)	(167)	(23)	(45)	(33)	(66)
Interest paid	(556)	(240)	(316)	(1,079)	(261)	(284)	(269)	(265)
Income taxes paid (net of refunds)	(227)	6	(233)	(725)	(221)	(88)	(127)	(289)
Acquisition and other costs paid	(20)	(11)	(9)	(60)	(7)	(3)	(21)	(29)
Net change in operating assets and liabilities	255	576	(321)	(48)	176	49	42	(315)
Cash from discontinued operations	39	17	22	94	23	24	22	25
Cash flows from operating activities	4,013	2,562	1,451	7,958	2,091	2,258	2,093	1,516
Capital expenditures	(1,677)	(900)	(777)	(3,974)	(1,150)	(1,009)	(967)	(848)
Cash dividends paid on preferred shares	(69)	(33)	(36)	(147)	(37)	(47)	(37)	(26)
Cash dividends paid by subsidiaries to non-controlling interest	(26)	(12)	(14)	(65)	(14)	(12)	(12)	(27)
Acquisition and other costs paid	20	11	9	60	7	3	21	29
Cash from discontinued operations (included in cash flows from operating activities)	(39)	(17)	(22)	(94)	(23)	(24)	(22)	(25)
Free cash flow	2,222	1,611	611	3,738	874	1,169	1,076	619
Cash from discontinued operations (included in cash flows from operating activities)	39	17	22	94	23	24	22	25
Business acquisitions	(23)	(23)	-	(51)	-	(1)	(50)	-
Acquisition and other costs paid	(20)	(11)	(9)	(60)	(7)	(3)	(21)	(29)
Other investing activities	(19)	(13)	(6)	7	(5)	4	32	(24)
Cash used in discontinued operations (included in cash flows from investing activities)	(15)	(8)	(7)	(18)	(7)	(4)	(5)	(2)
(Decrease) increase in notes payable	(1,434)	(1,204)	(230)	(1,073)	(851)	(1,066)	277	567
(Decrease) increase in securitized trade receivables	-	(400)	400	131	100	-	-	31
Issue of long-term debt	5,256	1,975	3,281	1,954	-	549	1,405	-
Repayment of long-term debt	(2,930)	(2,221)	(709)	(2,221)	(196)	(225)	(1,597)	(203)
Issue of common shares	22	-	22	240	15	161	44	20
Purchase of shares for settlement of share-based payments	(169)	(75)	(94)	(142)	(42)	(14)	(10)	(76)
Cash dividends paid on common shares	(1,469)	(753)	(716)	(2,819)	(716)	(713)	(712)	(678)
Other financing activities	(55)	(25)	(30)	(54)	(7)	(8)	(33)	(6)
Cash used in discontinued operations (included in cash flows from financing activities)	(3)	(2)	(1)	(6)	(2)	(1)	(2)	(1)
	(820)	(2,743)	1,923	(4,018)	(1,695)	(1,297)	(650)	(376)
Net increase (decrease) in cash and cash equivalents	1,402	(1,132)	2,534	(280)	(821)	(128)	426	243
Cash and cash equivalents at beginning of period	145	2,679	145	425	966	1,094	668	425
Cash and cash equivalents at end of period	1,547	1,547	2,679	145	145	966	1,094	668

BCE Supplementary Financial Information - Second Quarter 2020 Page 13

Accompanying Notes

(1)

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

Throughout this report, we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

(2)

On June 1, 2020, BCE announced that it had entered into an agreement to sell substantially all of its data centre operations in an all-cash transaction valued at $1.04 billion. The transaction is expected to close in the second half of 2020, subject to customary closing conditions. As a result, we have reclassified amounts related to the announced sale for the previous periods to discontinued operations in our consolidated income statements and consolidated statements of cash flows to make them consistent with the presentation for the current period. We have also reclassified the assets and liabilities of the data centre operations to be sold as held for sale in our consolidated statements of financial position at June 30, 2020, measured at their carrying amount, which is lower than the estimated fair value less costs to sell. Property, plant and equipment and intangible assets included in assets held for sale are no longer depreciated or amortized effective June 1, 2020.

(3)

To align with changes in how we manage our business and assess performance, the operating results of our public safety land radio network business are now included within our Bell Wireline segment effective January 1, 2020, with prior periods restated for comparative purposes. Previously, these results were included within our Bell Wireless segment. Our public safety land radio network business, which builds and manages land mobile radio networks primarily for the government sector, is now managed by our Bell Business Markets team in order to better serve our customers with end-to-end communications solutions.

(4)	Non-GAAP Financial Measures

In Q2 2020, we updated our definitions of adjusted net earnings, adjusted EPS and free cash flow to exclude the impacts of discontinued operations as they may affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. As a result of this change, prior periods have been restated for comparative purposes.

Adjusted EBITDA and adjusted EBITDA margin

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs (including post-employment benefit plans service cost) as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in BCE’s consolidated financial statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA also is one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, adjusted EBITDA may be reconciled to net earnings as shown in this document.

BCE Supplementary Financial Information – Second Quarter 2020 Page 14

Adjusted net earnings and adjusted EPS

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and non-controlling interest (NCI). We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS, as reconciled in this document.

Free cash flow

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses.

The most comparable IFRS financial measure is cash flows from operating activities, as reconciled in this document.

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in this document.

BCE Supplementary Financial Information – Second Quarter 2020 Page 15

Net debt leverage ratio

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

Adjusted EBITDA to net interest expense ratio

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelve-month trailing net interest expense as shown in our statements of cash flows, plus 50% of declared preferred share dividends as shown in our income statements.

(5)	Key performance indicators (KPIs)

In addition to the non-GAAP financial measures described previously, we use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

Average billing per user (ABPU) or subscriber approximates the average amount billed to customers on a monthly basis, including monthly billings related to device financing receivables owing from customers on contract, which is used to track our recurring billing streams. Wireless blended ABPU is calculated by dividing certain customer billings by the average subscriber base for the specified period and is expressed as a dollar unit per month.

Capital intensity is capital expenditures divided by operating revenues.

Churn is the rate at which existing subscribers cancel their services. It is a measure of our ability to retain our customers. Wireless churn is calculated by dividing the number of deactivations during a given period by the average number of subscribers in the base for the specified period and is expressed as a percentage per month.

Wireless subscriber unit is comprised of an active revenue-generating unit (e.g. mobile device, tablet or wireless Internet products), with a unique identifier (typically International Mobile Equipment Identity (IMEI) number), that has access to our wireless networks. We report wireless subscriber units in two categories: postpaid and prepaid. Prepaid subscriber units are considered active for a period of 90 days following the expiry of the subscriber’s prepaid balance.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV, IPTV, and/or NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

●	Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit
●	Retail NAS subscribers are based on a line count and are represented by a unique telephone number

BCE Supplementary Financial Information – Second Quarter 2020 Page 16